

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 15, 2006

Mr. Herb Mee, Jr., President and Chief Financial Officer
The Beard Company
Enterprise Plaza, Suite 320
5600 North May Avenue
Oklahoma City, Oklahoma 73112

> **Re: The Beard Company**
> **Form 10-K/A for Fiscal Year Ended December 31, 2004**
> **Forms 10-Q/A for Fiscal Periods Ended September 30, 2005**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-12396**

Dear Mr. Mee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief